ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED                                        BOND NUMBER

Madison Investment Holdings, Inc.                            91130113B
EFFECTIVE DATE                BOND PERIOD            AUTHORIZED REPRESENTATIVE

December 15, 2013 to December 15, 2014     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

INSURED	EFFECTIVE DATE

Hansberger Growth Investors, LP	July 31, 2014
Madison Hansberger International Growth Fund, a series of: Madison Funds Trust	July 31, 2014
Madison Target Retirement Fund 2020 Madison Target Retirement Fund 2030 Madison Target Retirement Fund 2040 Madison Target Retirement Fund 2050, each a series of: Madison Funds Trust	August 29, 2014

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED                                        BOND NUMBER

Madison Investment Holdings, Inc.                            91130113B
EFFECTIVE DATE                BOND PERIOD            AUTHORIZED REPRESENTATIVE

December 15, 2013 to December 15, 2014     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective August 29, 2014, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$5,500,000
Insuring Agreement C-	ON PREMISES	$5,500,000
Insuring Agreement D-		$5,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$5,500,000
Insuring Agreement F-	SECURITIES	$5,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$5,500,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$5,500,000
Insuring Agreement J-	COMPUTER SECURITY	$5,500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.